Exhibit 97

MIZUHO FINANCIAL GROUP, INC.

Recovery Policy for Executive Compensation

(As Adopted on October 30, 2023 Pursuant to NYSE Rule 303A.14)

1. Overview. The Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of Mizuho Financial Group, Inc. (the “Company”) has adopted this Recovery Policy for Executive Compensation (the “Policy”) to be effective on December 1, 2023 which requires the recoupment of certain incentive-based compensation in accordance with the terms herein and is intended to comply with Section 303A.14 of The New York Stock Exchange Listed Company Manual, as such section may be amended from time to time (the “Listing Rules”). Capitalized terms not otherwise defined herein shall have the meanings assigned to such terms under Section 3 of this Policy.

2. Interpretation, Administration and Determination. The Committee shall have full authority to interpret and enforce the Policy; provided, however, that the Policy shall be interpreted in a manner consistent with its intent to meet the requirements of the Listing Rules. As further set forth in Section 10 below, this Policy is intended to supplement any other compensation recovery policies and procedures that the Company may have in place from time to time pursuant to other applicable law, plans, policies or agreements. Any determination by the Committee with respect to the Policy shall be final, conclusive and binding on all interested parties.

3. Defined Terms.

“Covered Executives” shall mean Executive Officers subject to this Policy pursuant to Section 4 below.

“Erroneously Awarded Compensation” shall mean the amount of Incentive Compensation actually Received that exceeds the amount of Incentive Compensation that otherwise would have been Received had it been determined based on the restated amounts, and computed without regard to any taxes paid. For Incentive Compensation based on stock price or total shareholder return, where the amount of erroneously awarded Incentive Compensation is not subject to mathematical recalculation directly from the information in a Restatement:

(a) The calculation of Erroneously Awarded Compensation shall be based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive Compensation was Received; and

(b) The Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.

“Exchange” shall mean The New York Stock Exchange.

“Executive Officer” shall mean, with respect to the Company, (i) its president, (ii) its principal financial officer, (iii) its principal accounting officer (or if there is no such accounting officer, the controller), (iv) any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), (v) any other officer who performs a policy-making function, or (vi) any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s subsidiaries shall be deemed Executive Officers if they perform such policy-making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant. For the Company, Executive Officer includes, at least, its executive officers as defined in the Companies Act of Japan.

“Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, including, without limitation, stock price and total shareholder return (in each case, regardless of whether such measures are presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission).

“Fiscal Year” shall mean the Company’s fiscal year.

“Incentive Compensation” shall mean any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure, and may include, but shall not be limited to, cash bonuses and performance-linked stock compensation. Incentive Compensation does not include (i) awards that are granted, earned and vested exclusively upon completion of a specified employment or appointment period, without any performance condition, and (ii) bonus awards that are discretionary or based on subjective goals or goals unrelated to Financial Reporting Measures. Notwithstanding the foregoing, compensation amounts shall not be considered “Incentive Compensation” for purposes of the Policy unless such compensation is Received (1) while the Company has a class of securities listed on the Exchange and (2) on or after October 2, 2023, the effective date of the Listing Rules.

Incentive Compensation shall be deemed “Received” in the Fiscal Year during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that Fiscal Year.

“Restatement” shall mean an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the Company’s previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Restatement Date” shall mean the date that the Company is required to prepare a Restatement under the Policy, which is the earlier to occur of (i) the date that the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

4. Applicability. The Policy applies to each current and former Executive Officer of the Company who serves or served as an Executive Officer at any time during a Fiscal Year in respect of which Incentive Compensation is Received, to the extent that any portion of such Incentive Compensation is (a) Received by the Executive Officer during the last three completed Fiscal Years preceding the Restatement Date (regardless of whether any such Restatement is actually filed) and (b) determined to have included Erroneously Awarded Compensation.

5. Recovery of Erroneously Awarded Compensation. If any Erroneously Awarded Compensation is Received by a Covered Executive, the Company shall reasonably promptly take steps to recover such Erroneously Awarded Compensation in a manner described under Section 6 of this Policy.

6. Forms of Recovery. The Committee shall determine, in a manner that effectuates the purpose of the Listing Rules, one or more methods for recovering any Erroneously Awarded Compensation hereunder in accordance with Section 5 above, which may include, without limitation: (a) requiring cash reimbursement; (b) seeking recovery or forfeiture of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards; (c) offsetting the amount to be recouped from any compensation otherwise owed by the Company to the Covered Executive; (d) cancelling outstanding vested or unvested equity awards; or (e) taking any other remedial and recovery action permitted by law, as determined by the Committee. To the extent the Covered Executive refuses to pay to the Company an amount equal to the Erroneously Awarded Compensation, the Company shall have the right to sue for repayment and/or enforce the Covered Executive’s obligation to make payment through the reduction or cancellation of outstanding and future compensation.

7. Exceptions to the Recovery Requirement. Notwithstanding anything in this Policy to the contrary, Erroneously Awarded Compensation need not be recovered pursuant to this Policy if the Committee (or, if the Committee is not composed solely of outside directors as defined in the Companies Act of Japan (“Outside Directors”), a majority of the Outside Directors serving on the Board) determines that recovery would be impracticable as a result of any of the following:

(a) the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange;

(b) recovery would violate any law of Japan where that law was adopted prior to November 28, 2022; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of any law of Japan, the Company must obtain an opinion of the Company’s Japanese counsel, acceptable to the Exchange, that recovery would result in such a violation, and must provide such opinion to the Exchange; or

(c) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and the regulations thereunder or similar applicable Japanese laws and regulations.

8. No Indemnification. The Company shall not indemnify any Covered Executive against the loss of any Erroneously Awarded Compensation for which the Committee has determined to seek recoupment pursuant to this Policy.

9. Amendment and Termination. The Policy may be amended by the Committee from time to time, to the extent permitted under the Listing Rules. This Policy shall no longer be effective on and after the date on which the Company no longer has a class of securities publicly listed on the Exchange or otherwise the date on which the Listing Rules will become no longer applicable to the Company.

10. Non-Exclusivity. Nothing in the Policy shall be viewed as limiting the right of the Company or the Committee to pursue additional remedies or recoupment under or as required by any other similar policy adopted by the Company or under the Company’s compensation plans, award agreements, employment agreements or similar agreements or the applicable provisions of any law, rule or regulation (collectively, “Similar Policies”) which may require or permit recoupment to a greater degree or with respect to additional compensation as compared to this Policy. Any amounts recouped under any Similar Policies that would be recoupable under this Policy shall count toward any required recoupment under this Policy, and vice versa.

11. Successors. The Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives to the extent permitted by applicable law.

Adopted on: October 30, 2023

Effective from: December 1, 2023

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